Mail Stop 3561

								December 23, 2005

Douglas K. Johnson
President of AMACAR Pacific Corp.,
Administrator of Allstate Life Global Funding and Allstate Life Global Funding Trusts
6525 Morrison Boulevard, Suite 318
Charlotte, NC 28211

Michael J. Velotta
Senior Vice President,
General Counsel and Secretary
of Allstate Life Insurance Company
3100 Sanders Road
Northbrook, IL 60062

      Re:	Allstate Life Global Funding
      	Allstate Life Insurance Company
		Amendment No. 1 to Registration Statement on Form S-3
		Filed November 29, 2005
		File No. 333-129157

Dear Sirs:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note your response to our prior comment no. 1. We are discussing this comment and your response with the Office of Chief Counsel and may have additional comments in the next round.
2. We reissue previous comment no. 2. We note your response but are unable to see how your situation is different from other registrants using Regulation AB.
3. We note your clarification provided in response to our prior comment no. 8. However, consistent with Item 1103(a)(1) please revise the Summary section of the prospectus supplement to also clarify that JP Morgan Trust Company, National Association will perform the functions of the servicer.

Prospectus Supplement - Secured Medium Term Notes

Floating Rate Notes, page S-51
4. We note your response to previous comment no. 15 and are not persuaded by it. It appears that the embedded put, which would not convert to cash by its own terms but would permit the election to do so by the ultimate holder of the securities, is an impermissible asset. Please revise to eliminate this asset or provide a legal analysis.

Base Prospectus

Signatures, page II-7
5. We note your response to prior comment no. 21. In the next amendment please revise to have your signature page signed in accordance with instructions 1 and 2 under Signatures for Form S-
3.


* * * * *


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3755 if you have any questions.


								Sincerely,



								Max A. Webb
								Assistant Director


cc:	Via Facsimile (212) 649-9495
	John M. Schwolsky
	LeBoeuf, Lamb, Greene & MacRae LLP
	125 West 55th Street
	New York, NY 10019
Allstate Life Global Funding
Allstate Life Insurance Company
December 23, 2005
Page 1